UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51472

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Essex Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

168 Centre Street
(No. and Street)

Danvers	MA	01923
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janice Charles — 800-377-7964
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

20 Walnut Street	Wellesley Hills	MA	02481
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Janice M. Charles, swear (or affirm) that, to the
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Essex Securities, LLC
of December 31, 20 16, are true and correct. I further swear (or affir
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any ac
classified solely as that of a customer, except as follows:

Janice M Charles
Signature

President
Title

Cheryl L. Robinson
Notary Public

CHERYL L. ROBINSON
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
May 20, 2022

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 an Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to met consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previ

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESSEX SECURITIES, LLC

FINANCIAL STATEMENTS
& Supplementary Information

DECEMBER 31, 2016

TABLE OF CONTENTS

SIEGRIST | CREE | ALESSANDRI | STRAUSS

Report of Independent Registered Public Accounting Firm

To the Members' of
Essex Securities, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Essex Securities, LLC, which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, that are filed pursuant to Rule 17A-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence that we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com



Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position, results of operations and cash flows of Essex Securities, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in the supplemental schedules has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siegrist, Cree, Alessandri + Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
February 23, 2017

2

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

Essex Securities, LLC
Statement of Financial Condition
December 31, 2016

Assets

Current assets

Cash and cash equivalents	$	97,178
Cash, restricted		25,000
Commissions receivable, net of $0 allowance		32,466
Other asset		540
Receivable from clearing brokers		11,301
Prepaid expenses		27,889
Total current assets		194,374
Equipment and furniture, at cost		49,704
Less: accumulated depreciation		(42,989)
Net equipment & furniture		6,715
Total assets	$	201,089

Liabilities and Members' Equity

Current liabilities

Accounts payable and accrued expenses	$	73,755
Commissions payable		13,801
Deferred revenue		46,699
Total current liabilities		134,255
Members' equity		
Members' equity		66,834
Total liabilities and member's equity	$	201,089

The Report of the Independent Registered Public Accounting Firm and
notes are an integral part of these financial statements.

Essex Securities, LLC
Statement of Operations
Year Ended December 31, 2016

Revenues:

Commission income - clearing	$ 74,344
Commission income - other securities & insurance products	780,749
Other commission income	23,946
Reimbursed expense income	185,939
Interest income	37
Total revenue	1,065,015

Operating expenses:

Commission expense and related costs	550,936
Management fees	265,385
Occupancy	47,577
Regulatory expense	46,236
Insurance	45,583
Other operating expenses	39,078
Professional fees	35,791
Communications	29,873
Computer software and repairs	29,209
Clearing charges	20,853
Travel and entertainment	10,067
Office expense	9,568
Licenses & permits	6,180
Bank charges	4,084
Depreciation expense	1,519
Total operating expenses	1,141,939
Net Loss from operations	$ (76,924)

The Report of the Independent Registered Public Accounting Firm and
notes are an integral part of these financial statements.

Essex Securities, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2016

Balance, January 1, 2016	$ 2,258
Member capital contribution	141,500
Net loss from operations	(76,924)
Balance, December 31, 2016	$ 66,834

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

Essex Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities:		
Net loss from operations	$	(76,924)
Adjustments to reconcile loss to net		
cash provided/(used) by operating activities:		
Depreciation		1,519
(Increase) decrease in:		
Commissions receivable		(15,496)
Receivable from clearing brokers		(8,618)
Prepaid expenses		34,819
Due from affiliate		6,370
Other receivable		3,356
(Decrease) increase in		
Insurance premium loan payable		(32,760)
Commissions payable		6,958
Deferred revenue		(65,667)
Accounts payable and accrued expenses		39,216
Net cash used by operating activities		(107,227)
Cash Flows from investing activities:		
Acquisition of equipment and furniture		(3,823)
Net cash used by investing activities		(3,823)
Cash flows from financing activities:		
Capital contribution		141,500
Member's equity adjustment		208
Net cash provided by financing activities		141,708
Net increase in cash and cash equivalents		30,658
Cash and cash equivalents, beginning of the year		66,520
Cash and cash equivalents, end of the year	$	97,178
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	$	-
Interest	$	-

The Report of the Independent Registered Public Accounting Firm and
notes are an integral part of these financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

Essex Securities, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized under the laws of the State of Massachusetts on April 23, 1999 and is headquartered in Topsfield, Massachusetts. The company has two members of this LLC, one having 99% interest. The Company acts as a broker dealer in securities transactions for its customers and uses Sterne, Agee & Leach, LLC as its clearing broker. The company also has representatives who sell mutual funds, annuities, and alternative investments.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2016.

Revenue Recognition

The Company earns revenue (commissions) from brokerage and trading which are recognized on the day of the trade - trade date basis.

Revenues are not concentrated in any particular region of the country or with any individual or group.

Managements Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Such estimates include useful lives and valuation of property and equipment.

Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on their distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2016.

Furniture, Equipment, and Leasehold Improvements

Acquisitions of property and equipment are stated at cost. Any expenditure for repairs, maintenance, renewals, and betterments that enhance the useful lives of the assets are capitalized and depreciated. Depreciation is provided based on accelerated and straight-line methods over the estimated useful lives of the assets. The estimated useful lives of furniture and equipment are 5 to 7 years and 8 years for computers.

NOTE 3 – FAIR VALUE MEASUREMENT

The "Fair Value Measurements and Disclosures" topic in the FASB Accounting Standards Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3), defines fair value, establishes a framework for measuring

NOTE 3 – FAIR VALUE MEASUREMENT (CONTINUED)

fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. FASB ASC 820 requires disclosures of the fair values of most financial instruments for which it is practicable to estimate that value. The scope of FASB ASC 820 excludes certain financial instruments such as trade receivables and payables when the carrying value approximates the fair value, employee benefit obligations and all non-financial instruments, such as fixed assets. The fair value of the Company's assets and liabilities which qualify as financial instruments under FASB ASC 820 approximate the carrying amounts presented in the Statement of Financial Condition.

The three levels of the fair value hierarchy under FAS 157 and its applicability to the Company are described:

- Level 1 - Pricing inputs are quoted prices available in active markets for identical assets or liabilities the Company has the ability to assess. As required by the FASB "Fair Value Measurements and Disclosures" topic, the Company does not adjust the quoted prices for these investments even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.
- Level 2 - Pricing inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly for substantially the full term through corroborations with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to those investments.
- Level 3 – Pricing inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 includes investments that are supported by little or no market activity.

The Company did not have any assets or liabilities adjusted to fair value for the year ended December 31, 2016.

NOTE 4 - DEPOSITS WITH CLEARING ORGANIZATIONS

As required by its clearing organization, a deposit of $25,000 exists at Sterne, Agee & Leach, and LLC. Such amount is considered restricted cash at December 31, 2016.

NOTE 5 - EQUIPMENT AND FURNITURE

Depreciation expense for the year ended December 31, 2016 was $ 1,519. The Company uses accelerated and straight line methods of depreciation.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $20,190, which was $11,240 in excess of its required net capital of $8,950. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 6.65 to 1.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

NOTE 7- RELATED PARTY TRANSACTIONS

The Chief Operating Officer, Financial Operations Manager and three other employees are on the payroll of Investors Marketing Services, Inc. (IMS), a company owned and controlled by the 99% member of the Company. IMS pays their salaries, payroll taxes and health insurance which expenses are recorded as management fees on the Company's books. For the year ended December 31, 2016 the company paid $265,385 in management fees to IMS.

NOTE 8 - RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The Company clears all of its proprietary and customer securities transactions through another broker-dealer on a fully disclosed basis, or directly with Mutual Funds and Insurance Companies. At no time is the Company in possession of customer funds.

The Company has a $11,301 receivable from their clearing organization at December 31, 2016 which consists primarily of the Company's net commissions due from customer trades. The balance of commission's receivable of $32,466 is due from Mutual Funds and Insurance Companies.

NOTE 9 - FACILITY LEASE

The Company leases it's facility under a five year agreement expiring August 31, 2017. The annual rental is $27,716 paid in monthly installments of $2,310. In addition the Company pays a $440 monthly condominium fee.

The future minimum lease payments for the remaining term of the lease commitment are approximately:

2017	18,477

The facility is owned by the 99% member.

NOTE 10 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each of the counterparties.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and monitors the financial institution on a regular basis. As a result, management believes the Company is not exposed to any significant risk related to cash.

Note 11 - Commitments and Contingencies

From time to time the Company is subject to threatened and asserted claims in the ordinary course of business. Because litigation and arbitration are subject to inherent uncertainties and the outcome of such matters cannot be predicted with certainty, future developments could cause any one or more of these matters to have a material impact on the Company's financial condition, results of operations or liquidity in any future period.

NOTE 12 - SUBSEQUENT EVENTS

Management has evaluated events and transactions occurring after the date of the Statement of Financial Condition through February 23, 2017, which is the date the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the Statement of Financial Condition through the date of management's review substantially affect the amounts and disclosure of the accompanying financial statements.

Essex Securities, LLC
Schedule I
Computation of Net Capital Under
Rule 15c3-1 of the Securities and
Exchange Commission Act of 1934

December 31, 2016

Net Capital:		
Total members' equity qualified for net capital	$	66,834
Deduction for non-allowable assets		(46,644)
Net capital before haircuts		20,190
Less: Haircuts		-
Net capital		20,190
Minimum capital requirement		8,950
Excess net capital	$	11,240
Aggregate indebtness:		
Liabilities	$	134,255
Ratio of aggregate indebtness to net capital		6.65 to 1

Reconciliation with Company's computation (included
in part II of form X-17A-5 as of December 31, 2016)

Net Capital as reported on 4th Quarter Focus	$	34,769
Adjustments from 4th Quarter Focus to Annual Audit		
Increase in accrued expenses		(13,413)
Decrease in non allowable assets		(1,166)
Total adjustments		(14,579)
Net Capital as reported	$	20,190

Essex Securities, LLC
Supplemental Schedule for:
Computation for Determination of Reserve Requirement &
Information Relating to the Possession or Control Requirements
December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under Securities Exchange Act of 1934 pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3 as all customer transactions are cleared through Sterne, Agee & Leach, LLC on a fully disclosed basis.

Therefore, the following reports are not presented:

A. Computation for Determination of Reserve Requirement under Rule 15c3-3

B. Information Relating to the Possession or Control Requirements under Rule 15c3-3.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Advisory Group Equity Services, LTD		as of 12/31/16

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... `4550`

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... `4560`

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 Sterne Agee & Leach, Inc. (Clearing firm SEC #8-11754) `4335`   **XX** `4570`

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... `4580`

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31 `4600`	`4601`	`4602`	`4603`	`4604`	`4605`
32 `4610`	`4611`	`4612`	`4613`	`4614`	`4615`
33 `4620`	`4621`	`4622`	`4623`	`4624`	`4625`
34 `4630`	`4631`	`4632`	`4633`	`4634`	`4635`
35 `4640`	`4641`	`4642`	`4643`	`4644`	`4645`

Total $ 36 `4699`

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: **DESCRIPTIONS**
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals

13



SIEGRIST | CREE | ALESSANDRI | STRAUSS

Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3

To: Members' of
Essex Securities, LLC

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report – Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) Essex Securities, LLC identified the following provisions of 17 C.F.R. 15c3-3(k) under which Essex Securities, LLC claimed an exemption from 17 C.F.R. 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) Essex Securities, LLC stated that Essex Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Essex Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Essex Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Siegrist, Cree, Alessandri & Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
20 Walnut Street, Wellesley Hills, MA 02481
February 23, 2017

14

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com





ESSEX SECURITIES

February 23, 2017

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
20 Walnut Street
Wellesley Hills, MA 02481

Re: Essex Securities, LLC

Dear Mr. Alessandri;

This statement is to notify you that, to the best knowledge and belief of Essex Securities LLC, our firm claims an exemption under 17 CFR 240.15c3-3(k)(2)(ii).

Pursuant to 17 CFR 240.15c3-3(k)(2)(ii), Essex Securities, LLC is an introducing broker/dealer which clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sections 240.17a-3 and 240.17a-4 of Chapter [17] as are customarily made and kept by a clearing broker or dealer.

Essex Securities, LLC has met the exemption provisions of 17 CFR 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Sincerely,

Janice M Charles

Janice Charles
President

800-377-7964
168 Centre Street · Danvers, MA 01923
www.essexsecurities.com
Member FINRA/MSRB/SIPC

SIEGRIST | CREE | ALESSANDRI | STRAUSS

To the Members' of
Essex Securities, LLC
Topsfield, MA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation - Form SIPC-7) to the Securities Investor Protections Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Essex Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Essex Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Essex Securities, LLC's management is responsible for the Essex Securities, LLC's compliance with those requirements. This agreed-agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences:

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and workpapers supporting the adjustments noting no differences, and;

5. Compared the amounts of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

15

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Siegrist, Cree, Alessandri + Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
February 23, 2017

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051472 FINRA DEC
Essex Securities LLC
168 Centre Street, 2nd Floor
Danvers, MA 01923

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Daniel Beaton, 603-379-2478

WORKING COPY

2. A. General Assessment (item 2e from page 2) $603

B. Less payment made with SIPC-6 filed (exclude interest) (120)
7/25/2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 483

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $483

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐
Total (must be same as F above) $483

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Essex Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of January, 20 17.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2018 and ending December 31, 2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $1,066,181

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 804,296

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 20,853

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 825,149

d. SIPC Net Operating Revenues $241,032

e. General Assessment @ .0025 $603

(to page 1, line 2.A.)

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